File Number: 57589-0005-General Documents

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

November 28, 2005

Via Edgar and Delivered

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A., 20549-0405

Attention: Ms. Tangela Richter, Branch Chief

Dear Ms. Richter:

Re:

Lexington Resources, Inc. (the "Company")
File No. 333-129068
Filing of Amendment No. 3 to Form SB-2/A and Acceleration Request

We are counsel for the above-referenced Company and we are writing in furtherance of our most recent letter dated November 18, 2005 ("Our Letter"), which was submitted in response to the Securities and Exchange Commission's (the "SEC") initial comment letter dated November 9, 2005; a further copy of Our Letter being enclosed for your ease of reference; and our most recent telephone conversations with Ms. Moncada-Terry of the SEC in connection with the same.

In furtherance of Our Letter, and on behalf of the Company, we are now pleased to enclose a copy of Amendment No. 3 to the Registration Statement of the Company in this matter (including two further courtesy copies for the Staff's ease of review) together with a complete comparative copy of the same (including two further courtesy copies) which, we confirm on behalf of the Company, necessarily indicates each of the revisions which have now been made to the enclosed Registration Statement since the Company's most recent filing with Our Letter in this instance on November 18, 2005. We confirm that the enclosed Registration Statement is a copy of the filing submitted electronically pursuant to Regulation S-T on this day.

In this regard we confirm, on behalf of the Company, that the following represent the only revisions which have now been made to the enclosed Amendment No. 3 to the Registration Statement since the Company's Amendment No. 2 filing which accompanied Our Letter:

    all relevant information in the enclosed Registration Statement has now been updated from November 22, 2005 to November 25, 2005 (although other than the date no other information has changed), and the date of the Registration Statement is now November 28, 2005 rather than November 23, 2005; and

    as previously discussed (Ms. Moncada-Terry/Mr. Deutsch), the Company has now amended the Convertible Note payments table under the section titled "Material Commitments" on page 43 of the enclosed Registration Statement to confirm that the principal and interest payments thereunder commence on January 16, 2006, rather than on December 17, 2005 as previously disclosed, such that an aggregate of 20 such payments, instead of the previously disclosed 21, are now required in order to satisfy the same as follows:

"The following table provides a schedule of approximate Convertible Note principal and interest payments expected as material commitments of the Company.

Payment Date	Principal	Interest	Total Due	Convertible Notes Outstanding Balance
Payment on January 16, 2006	$293,000.00	$156,694.79	$449,694.79	$5,567,000.00
Payment on February 16, 2006	$293,000.00	$37,825.10	$330,825.10	$5,274,000.00
Payment on March 16, 2006	$293,000.00	$32,336.47	$325,366.47	$4,981,000.00
Payment on April 16, 2006	$293,000.00	$33,843.51	$326,843.51	$4,688,000.00
Payment on May 16, 2006	$293,000.00	$30,825.21	$323,825.21	$4,395,000.00
Payment on June 16, 2006	$293,000.00	$29,861.92	$322,861.92	$4,102,000.00
Payment on July, 16, 2006	$293,000.00	$26,972.05	$319,972.05	$3,809,000.00
Payment on August 16, 2006	$293,000.00	$25,880.33	$318,880.33	$3,516,000.00
Payment on September 16, 2006	$293,000.00	$23,889.53	$316,889.53	$3,223,000.00
Payment on October 16, 2006	$293,000.00	$21,192.33	$314,192.33	$2,930,000.00
Payment on November 16, 2006	$293,000.00	$19,907.95	$312,907.95	$2,637,000.00
Payment on December 16, 2006	$293,000.00	$17,339.18	$310,339.18	$2,344,000.00
Payment on January 16, 2007	$293,000.00	$15,926.36	$308,926.36	$2,051,000.00
Payment on February, 16, 2007	$293,000.00	$13,935.56	$306,935.56	$1,758,000.00
Payment on March 16, 2007	$293,000.00	$10,788.82	$303,788.82	$1,465,000.00
Payment on April 16, 2007	$293,000.00	$9,953.97	$302,953.97	$1,172,000.00
Payment on May 16, 2007	$293,000.00	$7,706.30	$300,706.30	$879,000.00
Payment on June, 16, 2007	$293,000.00	$5,972.38	$298,972.38	$586,000.00
Payment on July 16, 2007	$293,000.00	$3,853.15	$296,853.15	$293,000.00
Payment on August 16, 2007	$293,000.00	$1,990.79	$294,990.79	$Nil
Totals	$5,860,000.00	$526,725.70	$6,386,725.70"

We trust that each of the foregoing and the enclosed and previously enclosed (with Our Letter) amendments to the Company's Registration Statement filing are now clear and satisfactory for the completion of this filing, however, should the SEC have any final questions or comments respecting any of the same, or should the SEC require any further information or documentation respecting the Company in this regard, please do not hesitate to immediately contact the writer at any time.

On behalf of the Company we sincerely thank and appreciate the SEC's prompt attention to and ongoing cooperation in this matter, and we now welcome our receipt from the SEC of any final questions or comments which the SEC may have in this matter and at the SEC's earliest convenience hereafter. In the interim, and as previously communicated (by way of voice-mail to Ms. Moncada-Terry), we now take this opportunity to enclose, on behalf of the Company, the Company's written acceleration request to the SEC, dated as at November 28, 2005, to the effect that its within Registration Statement be permitted to become effective at 12:00 p.m. (noon), Washington, D.C. time, on Wednesday, November 30, 2005, or as soon thereafter as is practicable. In this regard we confirm that the Company's acceleration request acknowledges that:

"(a) we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in our registration statement;

(b) should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

(c) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(d) the Company may not assert this action as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.".

While we now await the SEC's further advice we remain, always,

Yours very truly,

Thomas J. Deutsch
for Lang Michener llp

TJD
ec: The Company (w/copy of Enclosures)
Attachments via EDGAR and Enclosures